Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

October 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated October 30, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: October 30, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken

Executive Vice President and
General Counsel

The Hague – October 30, 2020

Frans Blom to join Aegon’s Supervisory Board

Aegon announces that Frans Blom will be nominated for appointment to its Supervisory Board for a four-year term.

Frans Blom (1962) has extensive experience in the management consulting industry, which he acquired during his 30 years of service at Boston Consulting Group (BCG), a US-headquartered management consulting firm with a global presence. He has also been serving as Member of the Supervisory Board of Dutch wealth manager Van Lanschot Kempen since 2018, as of April 2020 in the role of Chairman. The proposal to appoint Frans Blom to Aegon’s Supervisory Board has been approved by the Dutch Central Bank (DNB), and will be submitted for approval by Aegon’s shareholders at the 2021 Annual General Meeting. Until then, he will attend the Supervisory Board meetings as an observer.

“We would like to welcome Frans to Aegon and look forward to working with him on the Supervisory Board. He has held various senior positions in the management consulting industry, and has advised banks, insurance companies and pension providers on developing growth strategies, performance improvement programs, and corporate transformations. This underscores his understanding of business strategy and driving change as well as his in-depth knowledge of the financial services industry”, said William Connelly, Chairman of Aegon’s Supervisory Board.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com